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May 8, 2017

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 4-2 Amendment No. 1 to Registration Statement on Form S-6 Filed May 8, 2017 File Nos.: 333-217286 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on May 8, 2017 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for Strategas Repatriation Portfolio (the “Trust”), a series of the Alaia Trust.  The Amendment incorporates responses to the comments transmitted by the Staff in your letter of May 5, 2017.

We identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the EDGAR version of the Amendment.

Overview (Page 3)

This section states that the Trust invests in stocks of companies having the “highest repatriation strength.” Please define “highest repatriation strength” in this section. Also, the last sentence in this section states that the portfolio consultant “identified Strategas and its proprietary methodology as the reference asset for the Trust.” (Emphasis added.) Please explain in this section why Strategas and its methodology is the “reference asset” for the Trust.

Edward P. Bartz
U.S. Securities and Exchange Commission
May 8, 2017

We have revised the disclosure to include an explanation of the factors assessed in determining the “highest repatriation strength” in this section.  We have also revised the last sentence in this section to refer to the “investment strategy” for the Trust, rather than the reference asset.
Principal Investment Strategy (Page 3)

The name of the Trust includes the term “repatriation.” Please explain to us why the
Trust is not required to have a policy to invest at least 80% of the value of its assets in securities of companies with the highest repatriation strength score. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Also, are the companies listed on page 9 of the prospectus the ones in which the Trust will invest? If so, please provide a cross-reference to page 9. If not, please explain to us why the 25 companies listed on page 9 are disclosed.

The Trust invests 100% of its value in assets of securities of companies with the highest repatriation strength score, as disclosed in the last sentence of “Selection of Portfolio Securities.”  The 25 companies listed under “Trust Portfolio” on page 9 are the companies in which the Trust will invest.  We have added a sentence to “Principal Investment Strategy” cross-referencing to the Trust’s portfolio disclosed on page 9.

Please disclose in this section a market capitalization policy for the stocks held in the Trust portfolio.

We have added a sentence to “Principal Investment Strategy” disclosing the percentage of portfolio securities in the mid-capitalization sector.

Selection of Portfolio Securities (Page 3)

The last sentence of this section states that the Trust will include the “25 stocks with the highest repatriation strength score.” Please disclose how the 25 stocks will be weighted (e.g., market cap weighted, equal weighted).

The stocks in the Trust’s portfolio are targeted to be close to an equal weighting.  The actual weighting percentage of each stock in the portfolio will be listed on page 9 of the prospectus under the “Percentage of Investments (%)” column.  We have added a sentence to “Selection of Portfolio Securities” cross referencing to the Trust’s portfolio’s weightings on page 9.

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We appreciate the Staff’s time and attention to the Amendment.  Please call me at (212) 336-4177 with any questions.

Edward P. Bartz
U.S. Securities and Exchange Commission
May 8, 2017

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner
Lailey Rezai